Exhibit 99.1

Enerplus Announces Strong First Quarter 2014 Results

All financial information contained within this news release has been prepared in accordance with U.S. GAAP including comparative figures pertaining to Enerplus' 2013 results. This news release includes forward-looking statements and information within the meaning of applicable securities laws.  Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release. Readers are also referred to "Non-GAAP Measures" at the end of this news release for information regarding the presentation of the financial and operational information in this news release. A full copy of our First Quarter 2014 Financial Statements and MD&A are available on our website at www.enerplus.com, under our profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov.

CALGARY, May 9, 2014 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce the results from operations for the first quarter 2014.

HIGHLIGHTS:

•	Enerplus demonstrated continued focus on operational execution under a disciplined capital program in the first quarter, delivering growth in both production and funds flow.
•	Production volumes grew by 5% in the first quarter compared to the fourth quarter of 2013, averaging 98,821 BOE per day. This increase was attributable to record production from the Marcellus, which averaged nearly 180 MMcf per day. While our crude oil volumes were maintained quarter over quarter, adverse weather conditions caused production interruptions in both our Canadian and U.S. operations and slowed capital spending activities. We expect that our crude oil production will continue to grow throughout 2014 achieving our guidance as we move through the year.
•	We are maintaining our annual average production forecast of 96,000 BOE per day to 100,000 BOE per day, however we expect to track towards the high end of the range due to the outperformance in the Marcellus. As a result, our natural gas weighting is expected to increase to 56% of total volumes.
•	Higher production levels and stronger commodity prices contributed to an increase in funds flow during the quarter. Funds flow grew to $220 million ($1.09 per share), up 22% from the previous quarter. Cold weather throughout many regions of North America caused natural gas prices to increase by over 50% and contributed to the growth in funds flow. This increase and the proceeds from our non-core divestment program also strengthened our balance sheet. Our debt to trailing twelve month funds flow ratio improved to 1.3x from 1.4x at year end.
•	Capital spending was slightly less than planned in the quarter due to weather interruptions delaying some of our completion activities, particularly in our U.S. oil assets. We invested $218 million and continue to expect to be on track with our full year capital program. However, the decline in the Canadian dollar exchange rate vis-à-vis the U.S. dollar, while positive to revenues, will increase our reported capital spending for the year. With approximately 60% of our capital program invested in our U.S. assets, and modestly higher capital spending associated with our non-operated projects, our capital spending forecast for 2014 is expected to increase to $800 million, up 5% from our original estimate of $760 million.
•	Both our operating and G&A costs were in line with our estimates during the quarter and we are maintaining our guidance targets. Given the increase in our share price, we anticipate that cash share based compensation will increase by $0.20 per BOE to $0.45 per BOE.
•	As a result of the improvement in our sustainability and balance sheet over the past year, and to reduce dilution, we elected to remove the 5% discount under our Stock Dividend Program ("SDP") effective with the April 2014 dividend payment. The SDP remains in place, affording shareholders the opportunity to reinvest their dividends on a monthly basis.

SELECTED FINANCIAL RESULTS

	Three months ended March 31,
	2014	2013
Financial (000's)
Funds Flow	$220,512	$172,599
Cash and Stock Dividends	54,935	53,785
Net Income/(Loss)	40,037	(16,397)
Debt Outstanding - net of cash	1,020,720	1,125,762
Capital Spending	217,763	172,947
Property and Land Acquisitions	9,969	3,967
Property Divestments	117,225	1,331
Debt to Trailing 12-Month Funds Flow	1.3x	1.7x

Financial per Weighted Average Shares Outstanding
Funds Flow	$1.09	$0.87
Net Income (Basic)	0.20	(0.08)
Weighted Average Number of Shares Outstanding (000's)	203,178	199,031

Selected Financial Results per BOE(1)(2)
Oil & Natural Gas Sales(3)	$54.19	$46.67
Royalties and Production Taxes	(12.05)	(9.52)
Commodity Derivative Instruments	(1.72)	1.47
Operating Costs	(10.01)	(10.42)
General and Administrative	(2.31)	(3.15)
Share-Based Compensation	(0.77)	(0.70)
Interest, Foreign Exchange and Other Expenses	(1.67)	(2.19)
Taxes	(0.87)	(0.16)
Funds Flow	$24.79	$22.00

SELECTED OPERATING RESULTS	Three months ended March 31,
	2014	2013
Average Daily Production(2)
Crude oil (bbls/day)	37,760	38,321
NGLs (bbls/day)	3,262	3,595
Natural gas (Mcf/day)	346,794	271,602
Total (BOE/day)	98,821	87,183

% Natural Gas	58%	52%

Average Selling Price(2)(3)
Crude oil (per bbl)	$91.48	$78.52
NGLs (per bbl)	66.30	58.58
Natural gas (per Mcf)	4.93	3.10

Net Wells drilled	30	25

(1)	Non-cash amounts have been excluded.
(2)	Based on Company interest production volumes. See "Basis of Presentation" section in the MD&A.
(3)	Net of oil and gas transportation costs, but before royalties and the effects of commodity derivative instruments.

	Three months ended March 31,
Average Benchmark Pricing	2014	2013
WTI crude oil (US$/bbl)	$98.68	$94.37
AECO - monthly index (CDN$/Mcf)	4.76	3.08
AECO - daily index (CDN$/Mcf)	5.71	3.20
NYMEX natural gas - last day (US$/Mcf)	4.94	3.34
USD/CDN exchange rate	1.10	1.01

Share Trading Summary	CDN* - ERF	U.S.** - ERF
For the three months ended March 31, 2014	(CDN$)	US$)
High	$22.37	$20.18
Low	$18.45	$17.15
Close	$22.10	$20.03

*TSX and other Canadian trading data combined.
**NYSE and other U.S. trading data combined.

2014 Dividends per Share
		CDN$		US$(1)
January	$	0.09	$	0.08
February	$	0.09	$	0.08
March	$	0.09	$	0.08
First Quarter Total	$	0.27	$	0.24

(1)	US$ dividends represent CDN$ dividends converted at the relevant foreign exchange rate on the payment date.

Production and Capital Spending
	Three months ended March 31, 2014
Crude Oil & NGLs (bbls/day)	Average Production Volumes	Capital Spending ($ millions)
Canada	19,117	$62
United States	21,905	59
Total Crude Oil & NGLs (bbls/day)	41,022	$121
Natural Gas (Mcf/day)
Canada	151,627	$66
United States	195,167	31
Total Natural Gas (Mcf/day)	346,794	$97
Company Total (BOE/day)	98,821	$218

Net Drilling Activity - for the three months ended March 31, 2014

Crude Oil	Horizontal Wells Drilled	Wells Pending Completion/ Tie-in*	Wells On-stream**	Dry & Abandoned Wells
Canada	13.2	10.3	4.0	-
United States	5.3	5.3	1.8	-
Total Crude Oil	18.5	15.6	5.8	-
Natural Gas
Canada	7.3	3.7	3.4	0.3
United States	4.1	4.1	2.3	-
Total Natural Gas	11.4	7.8	5.7	-
Company Total	29.9	23.4	11.5	0.3

*Wells drilled during the quarter that are pending potential completion/tie-in or abandonment as at March 31, 2014.
**Total wells brought on-stream during the quarter regardless of when they were drilled.

Asset Activity

We continued with an active capital program during the first quarter of 2014, spending $218 million across our four core areas.  A total of 30 net horizontal wells were drilled, however, due to extreme weather, only 11.5 net wells were placed on stream, down significantly from the fourth quarter of 2013 when 19 net wells were brought on-stream.  Our U.S. activities were focused in Fort Berthold, North Dakota and in the Marcellus in northeast Pennsylvania where we continue to see strong well performance.

Production from Fort Berthold was maintained quarter over quarter despite the weather impact on production and the timing of our completion activities.  Only 1.8 net wells were brought on-stream during the quarter. We are encouraged by the sustained performance of wells drilled in the fourth quarter with the new completion design. With 90 days of runtime, production volumes continue to be ahead of our expectations. Subsequent to the quarter, we brought on two wells from our second high density pad, one well producing from the Bakken and one well producing from the second bench of the Three Forks formation.  In the first 26 days on production, the Bakken well has produced over 64,000 barrels of oil (on average almost 2,500 barrels per day) and the second bench Three Forks well has produced over 60,000 barrels of oil (on average 2,300 barrels per day). These are the best wells we've drilled to date.

Production from the Marcellus continues to surpass our expectations.  Our drilling activities remain concentrated in the Bradford and Susquehanna areas where we are seeing strong well performance.  Similar to North Dakota, well completions in the Marcellus continue to evolve with an increase in the number of stages and the amount of sand per stage in the fracs.  During the quarter, 30 day initial production rates on wells drilled in the Bradford and Susquehanna areas averaged 15 MMcf per day, with two wells producing over 20 MMcf per day in their first 30 days.

We continued to invest in our waterflood portfolio in Canada where we advanced projects targeting the Ratcliffe, lower Mannville, Midale, Glauconitic, Cardium and Boundary Lake plays.  Our Canadian gas activities were directed to the Wilrich and the Duvernay.  We drilled two wells in the Ansell area targeting the Wilrich, and in the Willesden Green area we've drilled and completed two horizontal wells targeting the Duvernay. We expect to be in a position to discuss results from this activity later in the year.

Crude Oil & Natural Gas Pricing

While the West Texas Intermediate benchmark price for crude oil was only marginally higher quarter over quarter, the more significant impact to Enerplus was a narrowing of crude oil differentials in both Canada and the U.S and the strengthening of the U.S. dollar. Our average realized sales price for our crude increased by approximately 18% to $91.48 during the quarter with crude oil sales generating approximately 70% of our corporate netback.

We also saw a significant improvement in the price of natural gas in both Canada and the United States during the quarter as winter weather caused the largest storage withdrawals in 20 years across North America.  Our realized sales price for natural gas increased by over 50% quarter over quarter to average $4.93 per Mcf.

The growth in our Marcellus production volumes combined with higher natural gas prices has resulted in a significant increase in Marcellus net operating income to approximately $46 million during the quarter. With capital spending of approximately $31 million, the Marcellus generated $15 million of free cash flow in the first quarter. Based upon our outlook for production for the year, we expect the Marcellus to generate cash flow in excess of our capital spending in this area in 2014.  Industry production from the region continues to outpace takeaway capacity putting pressure on the regional basis differentials. We believe this issue may persist for another year or two.  We have long-term contracts and/or transportation to market points on approximately 75 - 85 MMcf per day which is helping to mitigate our exposure to these widening differentials however, roughly 55% of our volumes are not contracted. Our Marcellus production realized an average discount of US$0.88 per Mcf relative to the NYMEX benchmark during the quarter. Higher production volumes and stronger NYMEX prices are resulting in an increase in funds flow in 2014.

We continued to enter into hedge contracts on our future crude oil and natural gas production in order to protect a minimum level of cash flow.  We have significant hedge protection in place for the rest of 2014, with over 60% of our crude oil production net of royalties hedged and just over 45% of our natural gas production, net of royalties, hedged. However, beyond 2014, the forward commodity price markets are in backwardation on both crude oil and natural gas.  We have roughly 10% of our forecast oil and 20% of our forecast natural gas hedged for 2015. We expect to layer in additional hedges over time.

Board & Executive Appointments

Mr. Doug Martin, Chairman of the Board of Enerplus, will be retiring at the end of 2014.  Doug will step down from his position as Chairman effective June 1, 2014 but will remain a Board member until the end of the year to facilitate the transition for the new Chairman.  Doug joined the Board of Directors of Enerplus in 2000, and since that time has helped steer the Company through many commodity price cycles, changes within the landscape of the oil and gas industry, and our evolution from a trust to a corporation. I would like to thank Doug for his guidance and support over the past 14 years.

Mr. Elliott Pew, who is currently a Board member, will assume the position of Chairman of the Board for Enerplus.  Elliott is a geologist and joined our Board in 2010, bringing a deep technical and commercial background within the oil and gas industry. He currently sits as the Chair of the Reserves Committee and a member of the Audit Committee.

I would also like to thank Mr. David O'Brien who is retiring and will not be standing for re-election as a Board member this year. David joined our Board in 2008 and his guidance and direction have helped to transform our business over the past five years.  In planning for these changes, we added two new Board members during the quarter,   Ms. Hilary Foulkes and Mr. Michael Culbert.  Both individuals bring more than 30 years of experience in the oil and gas industry and their knowledge and expertise will enhance the strength of our Board.

I am also pleased to announce that Lisa Ower will be joining the executive team of Enerplus in the position of Vice-President of Human Resources effective May 20, 2014.  Lisa brings a wealth of experience to the role having held similar positions within oil and gas production, mid-stream, manufacturing and business service industries.  I welcome our new Board members and Lisa and look forward to their contributions in helping shape our future.

Conference Call Details

A conference call hosted by Ian C. Dundas, President and CEO will be held at 8:30AM MT (10:30AM ET) today to discuss these results. Details of the conference call are as follows:

Live Conference Call

Date:	Friday, May 9, 2014
Time:	8:30AM MT / 10:30AM ET
Dial-In:	647-427-7450
888-231-8191 (toll free)
Passcode: 27538438
Audiocast:	http://www.newswire.ca/en/webcast/detail/1335843/1476541

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will be available on our website for downloading.  A telephone replay will be available for 30 days following the conference call. The telephone replay can be accessed at the following numbers:

Dial-In:	416-849-0833
1-855-859-2056 (toll free)

Passcode:	27538438

Electronic copies of our First Quarter 2014 MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com.  For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Currency and Accounting Principles

All amounts in this news release are stated in Canadian dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP, except as noted below under "Non-GAAP Measures".

Barrels of Oil Equivalent

This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs.  BOEs may be misleading, particularly if used in isolation.  The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading. "MBOE" and "MMBOE" mean "thousand barrels of oil equivalent" and "million barrels of oil equivalent", respectively.

Presentation of Production Information

Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties.  Under Canadian industry protocol oil and gas sales and production volumes are presented on a gross basis before deduction of royalties.   In order to continue to be comparable with our Canadian peer companies, the summary results contained within this news release presents our production and BOE measures on a before royalty company interest basis. All production volumes and revenues presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest.

See "Non-GAAP Measures" below.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: Enerplus' asset portfolio; future capital and development expenditures and the allocation thereof among our assets; future development and drilling locations, plans and costs; the performance of and future results from Enerplus' assets and operations, including anticipated production levels, expected ultimate recoveries and decline rates; future growth prospects, acquisitions and dispositions; the volumes and estimated value of Enerplus' oil and gas reserves and contingent resource volumes and future commodity price and foreign exchange rate assumptions related thereto; the life of Enerplus' reserves; future funds flow and debt-to-funds flow levels; potential asset acquisitions and dispositions; rates of return on Enerplus' capital program; Enerplus' tax position; sources of funding of Enerplus' capital program; and future costs, expenses and royalty rates.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that Enerplus will conduct its operations and achieve results of operations as anticipated; that Enerplus' development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of Enerplus' reserve and resource volumes; commodity price and cost assumptions; the continued availability of adequate debt and/or equity financing, cash flow and other sources to fund Enerplus' capital and operating requirements as needed; and the extent of its liabilities. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes in commodity prices; changes in realized prices for Enerplus' products; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from development plans or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties; increased debt levels or debt service requirements; inaccurate estimation of Enerplus' oil and gas reserves and resources volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in our AIF and Form 40-F described above).

The purpose of certain financial outlook information included in this news release, including with respect to our 2014 guidance for funds flow, is to communicate our current expectations as to our performance in 2014.  Readers are cautioned that it may not be appropriate for other purposes. The forward-looking information contained in this news release speaks only as of the date of this news release, and none of Enerplus or its subsidiaries assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

NON-GAAP MEASURES

In this news release, we use the terms "funds flow", "adjusted payout ratio" and "netback" as measures to analyze operating performance, leverage and liquidity. "Funds flow" is calculated as net cash generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures. "Adjusted payout ratio" is calculated as cash dividends to shareholders, net of our stock dividends and DRIP proceeds, plus capital spending (including office capital) divided by funds flow. "Netback" is calculated as oil and gas revenues after deducting royalties, operating costs and transportation expenses.

Enerplus believes that, in addition to net earnings and other measures prescribed by U.S. GAAP, the terms "funds flow", "adjusted payout ratio", and "netback" are useful supplemental measures as they provide an indication of the results generated by Enerplus' principal business activities. However, these measures are not measures recognized by U.S. GAAP and do not have a standardized meaning prescribed by U.S.GAAP. Therefore, these measures, as defined by Enerplus, may not be comparable to similar measures presented by other issuers.

SOURCE Enerplus Corporation

Video with caption: "Video: Enerplus Announces Strong First Quarter 2014 Results". Video available at: http://stream1.newswire.ca/cgi-bin/playback.cgi?file=20140509_C7320_VIDEO_EN_40144.mp4&posterurl=http://photos.newswire.ca/images/20140509_C7320_PHOTO_EN_40144.jpg&clientName=Enerplus%20Corporation&caption=Video%3A%20Enerplus%20Announces%20Strong%20First%20Quarter%202014%20Results&title=ENERPLUS%20CORPORATION%20%2D%20Enerplus%20Announces%20Strong%20First%20Quarter%202014%20Results&headline=Enerplus%20Announces%20Strong%20First%20Quarter%202014%20Results

%CIK: 0001126874

For further information:

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

CO: Enerplus Corporation

CNW 06:00e 09-MAY-14